Exhibit 107

Calculation of Registration Fee
Title of Each Class of Securities Offered	Maximum Aggregate Offering Price	Amount of Registration Fee (1)
5.150% GM Financial Term Notes Due August 20, 2028	$19,747,000	$1,830.55
(1) Calculated in accordance with Rule 457(r) under the Securities Act of 1933, as amended

The pricing supplement to which this Exhibit is attached is a final prospectus for the related offering. The maximum aggregate offering price of that offering is $19,747,000.